Consent of Independent Registered Public Accounting Firm

To the Board of Directors
Regional Health Properties, Inc.

We hereby consent to the incorporation by reference in the Registration Statements of Regional Health Properties, Inc. (the "Company"), on Form S-4 (No. 333-269750) and Form S-8 (No. 333-184462 and No. 333-177531) of our report dated April XX, 2023, relating to the consolidated financial statements as of December 31, 2022 and 2021 and for each of the years in the two-year period ended December 31, 2022, which appears in the Company's annual report on Form 10-K.

/s/ Cherry Bekaert LLP

Atlanta, Georgia
April XX, 2023